UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, July 2023

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K, including exhibits hereto, shall be deemed to be incorporated by reference into the Registration Statements on Form F-3 (Registration Numbers 333-229323 and 333-262181) and Form S-8 (Registration Numbers 333-211363 and 333-256600) of Taoping Inc. (the “Company”) (including any prospectuses forming a part of such registration statements) and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Standby Equity Purchase Agreements

On July 17, 2023, Taoping Inc. (the “Company”) entered into a Standby Equity Purchase Agreement (the “Public SEPA”) with SHANJING CAPITAL GROUP CO., LTD (the “Investor”). Pursuant to the Public SEPA, the Company shall have the right, but not the obligation, to sell to the Investor up to $1,000,000 of its ordinary shares, no par value (the “Public SEPA Shares”), at the Company’s request any time during the commitment period commencing on July 17, 2023 and terminating on the earliest of (i) the first day of the month following the 24-month anniversary of the date of the Public SEPA and (ii) the date on which the Investor shall have made payment of advances requested pursuant to the Public SEPA for the Company’s Public SEPA Shares equal to the commitment amount of $1,000,000. The Public SEPA Shares would be purchased at 85.0% of the Market Price (as defined below), provided that in no event shall such purchase price be less than $0.20 per share (the “Floor Price”), and would be subject to certain limitations, including that the Investor could not purchase any shares that would result in it owning more than 4.99% of the Company’s outstanding ordinary shares at the time of an advance (the “Ownership Limitation”) or 19.99% of the Company’s outstanding ordinary shares as of July 17, 2023 (the “Exchange Cap”). The Exchange Cap will not apply if the Company’s shareholders have approved issuances in excess of the Exchange Cap or if the Company is able to invoke the home country practice exemption in accordance with the rules of the Nasdaq Stock Market. As defined in the Public SEPA, “Market Price” means the number obtained when the aggregate value of the Company’s ordinary shares (each trading day closing price times the number of shares traded in such trading day) traded on the Nasdaq Stock Market during the five (5) trading days immediately preceding the date set forth in any notice requesting an advance, is divided by the total number of ordinary shares traded during such five (5) trading days’ period.

In connection with the execution of the Public SEPA, the Company agreed to issue an aggregate of 43,394 ordinary shares of the Company (the “Public Commitment Fee Shares”) to the Investor as consideration for its irrevocable commitment to purchase the Public SEPA Shares upon the terms and subject to the satisfaction of the conditions set forth in the Public SEPA.

The Company will file with the Securities and Exchange Commission (the “SEC”) a prospectus supplement to the Company’s prospectus, dated July 1, 2022, filed as part of the Company’s effective shelf registration statement on Form F-3, File No. 333-262181, registering the Public SEPA Shares and the Public Commitment Fee Shares.

The foregoing is a summary description of certain terms of the Public SEPA. For a full description of all terms of the Public SEPA, please refer to the copy of the Public SEPA that is filed herewith as Exhibit 4.1 to this Report on Form 6-K and is incorporated herein by reference.

On the same date, the Company entered into another Standby Equity Purchase Agreement (the “Private SEPA”) with the same Investor. Pursuant to the Private SEPA, the Company shall have the right, but not the obligation, to sell to the Investor up to $10,000,000 of ordinary shares of the Company (the “Private SEPA Shares”), at the Company’s request any time during the commitment period commencing on July 17, 2023 and terminating on the earliest of (i) the first day of the month following the 36-month anniversary of the date of the Private SEPA and (ii) the date on which the Investor shall have made payment of advances requested pursuant to the Private SEPA for the Company’s Private SEPA Shares equal to the commitment amount of $10,000,000. Each advance the Company requests under the Private SEPA may be for a number of the Company’s ordinary shares with an aggregate value of up to $1,000,000. The Private SEPA Shares would be purchased at 85.0% of the Market Price which has the same meaning as that term in the Public SEPA. The purchase price in any advance under the Private SEPA shall not be less than the same Floor Price as under the Public SEPA, or $0.20 per share. The advances under the Private SEPA are subject to the same Ownership Limitation and Exchange Cap as under the Public SEPA.

In connection with the execution of the Private SEPA, the Company agreed to issue an aggregate of 433,937 ordinary shares of the Company (the “Private Commitment Fee Shares”) to the Investor as consideration for its irrevocable commitment to purchase the Private SEPA Shares upon the terms and subject to the satisfaction of the conditions set forth in the Private SEPA.

Pursuant to the Private SEPA, the Company is required to register all shares which the Investor may acquire under the Private SEPA. The Company agreed to file with the SEC a registration statement registering the resale of all of the Private SEPA Shares that are to be offered and sold to the Investor pursuant to the Private SEPA, as well as the Private Commitment Fee Shares. The Company is required to have a Registration Statement declared effective by the SEC before it can sell any Private SEPA Shares to the Investor pursuant to the Private SEPA. The Private SEPA Shares and the Private Commitment Fee Shares are being issued and sold by the Company to the Investor in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act.

The foregoing is a summary description of certain terms of the Private SEPA. For a full description of all terms of the Private SEPA, please refer to the copy of the Private SEPA that is filed herewith as Exhibit 4.2 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares, nor shall there be any sale of ordinary shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

EXHIBIT INDEX

Exhibit	Description
4.1	Standby Equity Purchase Agreement (Public) dated July 17, 2023
4.2	Standby Equity Purchase Agreement (Private) dated July 17, 2023
15.1	Opinion of Maples and Calder
15.2	Consent of Maples and Calder (included in Exhibit 15.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2023	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer